
NATIONAL
BANK
OF CANADA



Report to Shareholders

Third Quarter 2003

National Bank posts excellent results for the third quarter of fiscal 2003 and achieves all of its objectives

- *Net income of $162 million compared to $26 million for the corresponding quarter of 2002*
- *Record earnings per share of 89 cents versus 12 cents for the third quarter of 2002*
- *Two-fold increase in net income for Wealth Management over the corresponding period of 2002*
- *Excellent credit quality maintained*

MONTREAL, August 28, 2003 – National Bank of Canada reported solid net income of $162 million for the third quarter ended July 31, 2003 compared to $138 million for the previous quarter (an increase of 17%) and $26 million for the corresponding quarter of 2002. In the third quarter of 2002, the Bank had recorded an impairment charge of $112 million (after taxes) further to the revaluation of its investment in an information technology firm.

Excluding this charge, net income for the third quarter of 2003 was up $24 million or 17% over the third quarter of 2002. Earnings per share were a record $0.89 for the quarter versus $0.73 for the previous quarter and $0.12 for the corresponding quarter of 2002 ($0.73 excluding the impairment charge, for an increase of 22%). Return on common shareholders' equity was 17.3% for the quarter compared to 14.8% for the previous quarter and 2.3% for the third quarter of 2002 (14.6% excluding the impairment charge).

All sectors contributed to the Bank's excellent third-quarter results, especially Wealth Management, which posted net income of $21 million, for an increase of $11 million or 110% over the corresponding quarter of 2002, owing to renewed trading by individuals and the contribution of Altamira. In relation to the previous quarter, net income at Wealth Management rose $4 million or 24%.

Personal and Commercial recorded net income of $86 million for the third quarter of 2003, up $14 million or 19% over the previous quarter. Net income at Personal and Commercial for the corresponding period of 2002 was $84 million.

	For the quarter ended July 31		
	2003	2002	%
Net income			
Personal and Commercial	86	84	+2
Wealth Management	21	10	+110
Financial Markets	61	55	+11
Other	(6)	(123)	
Total	162	26	+523
Earnings per share	$0.89	$0.12	+642
Return on common shareholders' equity	17.3%	2.3%	

	For the nine months ended July 31		
	2003	2002	%
Net income			
Personal and Commercial	249	216	+15
Wealth Management	57	50	+14
Financial Markets	162	190	-15
Other	(2)	(162)	
Total	466	294	+59
Earnings per share	$2.50	$1.47	+70
Return on common shareholders' equity	16.6%	10.1%	

Net income at Financial Markets was $61 million for the third quarter of 2003 compared to $37 million for the previous quarter and $55 million for the third quarter of 2002. Treasury's excellent performance and a slight rally in trading by institutional investors accounted for the rise in the sector's net income.

Commenting on these results, Réal Raymond, President and Chief Executive Officer, pointed out that National Bank has met, and in many cases exceeded, its target objectives. "I am very pleased with the Bank's strong performance since the start of the fiscal year," he stated. "The Bank continues to actively pursue its strategic priorities."

For the nine-month period ended July 31, 2003, net income stood at $466 million, for an increase of $172 million or 59% compared to the corresponding period of 2002 (up $60 million or 15% excluding the impairment charge for an investment). Earnings per share reached $2.50 for the period compared to $1.47 for the corresponding period of 2002 ($2.08 excluding the impairment charge). Aside from the impairment charge taken in 2002, the decline in the provision for credit losses was the main driver behind the strong increase in net income for the period.

As at July 31, 2003, specific and general allowances exceeded gross impaired loans by $172 million compared to $159 million as at October 31, 2002.

During the quarter, the Bank completed its normal course issuer bid for the repurchase of 9.1 million common shares.

Business Development

The Bank continued to ensure integration with its partners under the agreements concluded last year and to maximize the resulting business opportunities. In fact, following the distribution agreement signed in November 2002 with Investors Group, Great-West Life and London Life, the Bank's products are now available, under the Investors Group banner, through all of this company's offices across Canada. Great-West Life and London Life will also begin offering the Bank's products in the fall.

The Bank also finalized the integration of *Altamira Securities*, a brokerage subsidiary of Altamira, the fund manager and distributor it acquired in June 2002, with its own National Bank Discount Brokerage subsidiary. As of September 8, customers of this firm, which will now go by the name *Altamira Securities, a Division of National Bank Discount Brokerage*, will be able to take advantage of competitively-priced service featuring an attractive range of products and detailed statements of account, in addition to the support of a top-rated team of representatives. The new *Altamira Securities* website will also offer customers a wealth of information and financial advice and allow them to carry out their transactions online.

In keeping with its strategy of making further inroads into its markets outside Quebec, on July 10, 2003, the Bank signed a new partnership agreement for the distribution of its banking products with MD Management Ltd., a subsidiary of the Canadian Medical Association. MD Management Ltd. is the only financial services organization dedicated to understanding and meeting the financial needs of Canadian physicians and their families. It has over $14 billion in assets under management and serves tens of thousands of Canadian physicians. Under the terms of this 5-year agreement, Financial Consultants at MD Management will offer the Bank's complete range of products to their customers, thereby ensuring that all their financial needs are met.

Lastly, a new team of account managers based throughout Quebec was set up in May to provide personalized advisory services to a group of business clients with deposits at the Bank. This initiative will enable us to foster closer ties with this lucrative clientele and to offer new products and services to these businesses as well as their managers.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the third quarter of 2003

- A conference call for financial analysts will be held on **August 28, 2003 at 1:30 p.m. Eastern time.**
- Access by telephone:
  1-800-273-9672 or (416) 695-5806
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until September 4, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1462970.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Discussion and Analysis of Financial Condition and Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and for the nine-month period ended July 31, 2003.

Strategic Objectives

The National Bank published its strategic objectives for fiscal 2003 in its 2002 Annual Report. The table below compares these objectives with the results for the third quarter and the nine-month period ended July 31, 2003.

	Objectives	3rd quarter results	First 9-month results
Growth in earnings per share	5% - 10%	22% [1]	20% [1]
Return on common shareholders' equity	14% - 16%	17.3%	16.6%
Tier 1 capital ratio	8.75% - 9.50%		9.5%
Dividend payout ratio	30% - 40%		32%

(1) Excluding the impairment charge for an investment in 2002

Analysis of Results

Operating Results

For the third quarter ended July 31, 2003, the National Bank earned net income of $162 million, compared to $26 million for the third quarter of 2002 ($138 million if the impairment charge for an investment is excluded). Earnings per share were $0.89 for the quarter versus $0.12 for the corresponding period of 2002 ($0.73 if the impairment charge for an investment is excluded). Return on common shareholders' equity rose to 17.3% for the third quarter of 2003 as against 2.3% for the quarter ended July 31, 2002 (14.6% if the impairment charge for an investment is excluded).

For the nine-month period ended July 31, 2003, the National Bank recorded net income of $466 million compared to $294 million for the same period of 2002, representing an increase of 59% ($60 million or 15% if the impairment charge for an investment is excluded). At $2.50 for the first nine months of fiscal 2003, earnings per share were up 70% versus $1.47 for the corresponding period of 2002 ($0.61 per share or 20% if the impairment charge for an investment is excluded). Return on common shareholders' equity rose to 16.6% for the nine-month period ended July 31, 2003 versus 10.1% for the first nine months of 2002 (14.2% if the impairment charge for an investment is excluded).

Revenues

Total revenues for the third quarter of 2003 were $851 million, an increase of $194 million, or 30%, compared to $657 million for the year earlier period.

Net interest income amounted to $305 million for the third quarter of 2003, down $41 million from $346 million for the corresponding period of 2002. The decrease was primarily due to interest charges on index-linked deposits for which returns are tied to that of external traders. Revenues generated by the External Trader Program are recorded as income from trading activities and included with other income, while interest on deposits for which returns are linked to that of the External Trader Program are included with net interest income. This program's solid performance during the quarter accounted for the decline in net interest income for Financial Markets as well as part of the increase in income from trading activities. Moreover, net interest income for Personal and Commercial rose by $17 million or 6% to $316 million, mainly owing to the spread, which improved from 3.11% in the third quarter of 2002 to 3.24% this quarter.

Other income for the quarter totalled $546 million as against $311 million for the third quarter of 2002, up $235 million. Capital market fees rose $11 million as trading activity by both individual and institutional investors on capital markets picked up. Income from trading activities and gains on securities increased $189 million to $109 million. In the third quarter of 2002, the Bank had recorded a $137 million impairment charge for an investment in a technology company. The remainder of the difference stemmed primarily from trading activities at National Bank Financial and Treasury, in particular, the External Trader Program. Income from trust services and mutual funds grew by $14 million, or 37%, owing primarily to the addition of income from Altamira.

For the first nine months of 2003, total revenues amounted to $2,459 million, for an increase of $226 million, or 10%, over the same period in 2002. The rise was chiefly attributable to trading activities and gains on securities, in particular, the $137 million impairment charge on an investment in 2002 and the solid performance of trading activities at Treasury and National Bank Financial, including the contribution of activities at Putnam Lovell.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Operating Expenses

Operating expenses for the third quarter of 2003 were $558 million compared to $508 million for the corresponding period of 2002. Salaries and employee benefits, representing $325 million and 58% of operating expenses, increased $46 million, mainly due to the acquisition of Altamira and the variable compensation at Treasury and National Bank Financial.

For the nine-month period ended July 31, 2003, operating expenses were $1,635 million, up $135 million, including $93 million attributable to the acquisition of Altamira and Putnam Lovell. If the impact of acquisitions is excluded, operating expenses increased 3% compared to the same period of 2002.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the tax-exempt income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal and Commercial

Personal and Commercial posted net income of $86 million compared to $84 million for the corresponding period of 2002, which had been the best quarter of 2002 for this segment. Net interest income, which totalled $316 million, rose $17 million owing mainly to the spread, which went from 3.11% in the third quarter of 2002 to 3.24% this quarter. Other income was up by $6 million to $165 million, primarily attributable to commercial lending fees and insurance activities. Operating expenses for the quarter were $295 million compared to $273 million for the third quarter of 2002. Nearly 20% of the increase stemmed from investments required for new partnerships. Expected losses remained relatively stable at $52 million for the quarter compared to $53 million for the corresponding quarter of 2002.

For the first nine months of 2003, net income for Personal and Commercial amounted to $249 million, up $33 million or 15%. Net interest income was $928 million, an increase of $41 million, or nearly 5%, primarily due to the spread, which improved 12 basis points to 3.22% for the first nine months of 2003. Other income was up $26 million, or almost 6%, to $468 million chiefly owing to commercial lending fees and revenues from insurance and credit card activities. Operating expenses for the quarter were $850 million, or $30 million more than for the same period of 2002. The efficiency ratio improved, dipping from 61.7% for the first nine months of 2002 to 60.9% for the period ended July 31, 2003.

Wealth Management

Net income for the Wealth Management segment reached $21 million for the third quarter of 2003, more than double that for the corresponding quarter a year earlier. Revenues amounted to $166 million this quarter versus $138 million for the same period of 2002, representing growth of 20%. The addition of $15 million in revenues from Altamira as well as increased trading activity by individuals on capital markets accounted for the strong growth in income for this segment. Operating expenses for the third quarter were $132 million compared to $120 million for the same period of 2002. The increase was due to the addition of operating expenses from Altamira and variable compensation at the Bank's brokerage subsidiary.

For the nine-month period ended July 31, 2003, net income for Wealth Management amounted to $57 million as against $50 million for the same period a year earlier, up 14%. The contribution of Altamira, offset in part by lower brokerage activities, accounted for the growth during the period.

Financial Markets

For the third quarter of 2003, Financial Markets posted net income of $61 million as against $55 million for the same period of 2002, for an increase of $6 million or 11%. Revenues for the quarter reached $232 million, up $30 million or 15%, primarily due to income from trading activities at both Treasury and National Bank Financial. At $129 million, operating expenses rose by $26 million compared to the third quarter a year earlier. Nearly half of the increase was attributable to variable compensation at Treasury and the Bank's brokerage subsidiary while the remainder was due to the addition of Putnam Lovell expenses. Expected loan losses were $9 million for the 2003 third quarter compared to $11 million for the same period of 2002.

For the first nine months of 2003, net income for Financial Markets was $162 million, down $28 million from the same period a year earlier. Revenues were $656 million for the period compared to $629 million for the corresponding period of 2002, for an increase of 4%. Operating expenses were $374 million for the nine-month period ended July 31, 2003, versus $296 million for the same period a year earlier. Most of the increase was attributable to Putnam Lovell operating expenses. The provision for credit losses for the nine months was $31 million as against $32 million for the same period in 2002.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Other

The net loss for the "Other" heading totalled $6 million for the third quarter of 2003 compared to a loss of $123 million for the same period in 2002. In the third quarter of 2002, the Bank had recorded a $112 million (after tax) impairment charge for an investment in a technology company.

For the nine-month period ended July 31, 2003, the net loss for the "Other" heading was $2 million as against $162 million for the corresponding period of 2002. Revenues were higher by $105 million mainly because of an impairment charge for an investment recorded a year earlier. The favourable $299 million variance for the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million in the first quarter of 2002, the $100 million loss for the telecommunications sector, the $30 million reduction in the general allowance for credit risk and the difference between the expected losses charged to the business units and the actual losses incurred. These favourable variances were offset in part by the $115 million net gain recorded in 2002 under "Discontinued Operations" generated by the sale of U.S. asset-based lending operations.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $45 million as against $62 million for the corresponding quarter of 2002. For the first nine months of fiscal 2003, credit losses were $127 million compared to $437 million for the same period a year earlier. Excluding the revision of the estimated allowance of $185 million recorded in 2002, the provision for credit losses was reduced by $125 million for the period.

As at July 31, 2003, allowances for credit losses exceeded impaired loans by $172 million, compared to $159 million as at October 31, 2002, for an improvement of $13 million. New formation of gross impaired loans (less recoveries) amounted to $40 million for the quarter compared to $37 million for the previous quarter.

The ratio of gross private impaired loans to total tangible capital and allowances was 13.2% as at July 31, 2003, versus 14.1% as at October 31, 2002.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 49 of the 2002 Annual Report.

The following table entitled "Trading Activities" illustrates the distribution of market risk by type of risk, namely, interest rate, foreign exchange and commodity and equity price risk. For the third quarter of 2003, price risk was presented in two components: equities and commodities. Global VaR as at July 31, 2003 was at more or less the same level as for the previous quarter.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2003				For the quarter ended April 30, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4)	(5)	(4)	(2)	(2)	(5)	(3)	(2)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Price [2]					(3)	(4)	(3)	(2)
Equities [2]	(2)	(5)	(3)	(2)				
Commodities [2]	-	(1)	-	-				
Global VaR [3]	(4)	(5)	(4)	(3)	(4)	(6)	(4)	(3)

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.

[2] Price risk has been presented in two components for the quarter ended July 31, 2003.

[3] Global VaR takes into account the correlation effect from each of the risk categories through diversification.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Balance Sheet

As at July 31, 2003, the Bank's total assets amounted to $78.4 billion compared to $74.6 billion as at October 31, 2002 and $72.3 billion as at July 31, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	July 2003	October 2002	July 2002
Loans and acceptances*			
Residential mortgages	17,893	17,452	17,350
Consumer loans	4,750	4,758	4,665
Credit card receivables	1,482	1,383	1,340
Business loans	14,452	15,342	15,127
Bankers' acceptances	3,606	3,369	3,223
	42,183	**42,304**	**41,705**
Deposits			
Personal (balance)	23,501	22,607	22,456
Off-balance sheet personal savings (balance)	48,850	45,636	41,471
Business and government	11,155	10,263	10,577

* including securitized assets

As at July 31, 2003, residential mortgage loans totalled $17.9 billion, up approximately 3% from both October 31, 2002 and the previous year. Excluding indirect loans, personal loans have risen by 8% since July 2002 to $4.1 billion. Credit card receivables increased by 10% year over year, and by 7% since the beginning of the fiscal year, to $1.5 billion as at July 31, 2003. At $18.1 billion, business loans and acceptances are comparable to $18.7 billion as at October 31, 2002 and to $18.3 billion a year earlier. This decline stems mainly from corporate loans.

Personal deposits have risen by approximately $1 billion over the past year and by $900 million since October 31, 2002, for a total of $23.5 billion as at July 31, 2003. Off-balance sheet personal savings administered by the Bank and its subsidiaries have grown by $3.2 billion since October 31, 2002, to $48.9 billion, especially for the brokerage subsidiaries. Business deposits were up by almost $600 million from July 31, 2002 and by approximately $900 million from October 31, 2002, chiefly because of deposits from small and medium-sized enterprises.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.5% and 13.5% respectively as at July 31, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The slight decrease in capital ratios was mainly attributable to the normal course issuer bid program to repurchase 9.1 million common shares and the redemption of $125 million of Series 12 preferred shares on May 15, 2003. The decrease was mitigated by the issue of $200 million of preferred shares in the first quarter of 2003.

Dividends

At its meeting on August 28, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 28 cents per common share, payable on November 1, 2003 to shareholders of record on September 25, 2003.

Highlights

(unaudited)	Quarter ended July 31 2003	2002	% Change	Nine months ended July 31 2003	2002	% Change
Operating results						
(millions of dollars)						
Total revenues	$851	$657	30	$2,459	$2,233	10
Net income	162	26	523	466	294	59
Return on common shareholders' equity	17.3 %	2.3 %		16.6 %	10.1 %	
Per common share						
Net income	$0.89	$0.12	642	$2.50	$1.47	70
Dividends paid	0.28	0.24	17	0.80	0.69	16
Book value				20.77	19.29	8
Stock trading range						
High	37.41	33.73		37.41	34.93	
Low	34.55	29.01		29.95	24.70	
Close	35.38	31.60		35.38	31.60	

Financial position (millions of dollars)	July 31 2003	October 31 2002	
Total assets	$78,394	$74,611	5
Loans and acceptances	45,950	43,800	5
Deposits	51,527	51,690	-
Subordinated debentures and shareholders' equity	5,543	5,493	1
Capital ratios - BIS			
Tier 1	9.5 %	9.6 %	
Total	13.5 %	13.6 %	
Impaired loans,			
net of specific and general allowances	(172)	(159)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	149,320	140,737	
Total personal savings	72,351	68,243	
Interest coverage	9.69	7.39	
Asset coverage	3.10	3.02	
Other information			
Number of employees	17,214	17,285	-
Number of branches in Canada	480	507	(5)
Number of banking machines	814	826	(1)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended			Nine months ended	
	July 31 2003	April 30 2003	July 31 2002	July 31 2003	July 31 2002
Interest income and dividends					
Loans	483	460	475	1,409	1,431
Securities	125	126	115	401	381
Deposits with financial institutions	31	32	40	100	137
	639	618	630	1,910	1,949
Interest expense					
Deposits	291	235	240	783	746
Subordinated debentures	26	26	28	79	83
Other	17	14	16	45	37
	334	275	284	907	866
Net interest income	305	343	346	1,003	1,083
Other income					
Capital market fees	138	120	127	394	405
Deposit and payment service charges	48	46	48	140	139
Trading activities and gains on investment account securities, net	109	33	(80)	193	(32)
Card service revenues	15	11	14	37	36
Lending fees	50	49	45	148	136
Acceptances, letters of credit and guarantee	17	15	17	51	48
Securitization revenues (Note 7)	51	44	42	149	137
Foreign exchange revenues	16	18	18	52	50
Trust services and mutual funds	52	51	38	157	108
Other	50	43	42	135	123
	546	430	311	1,456	1,150
Total revenues	851	773	657	2,459	2,233
Provision for credit losses	45	41	62	127	437
	806	732	595	2,332	1,796
Operating expenses					
Salaries and staff benefits	325	292	279	934	847
Occupancy and amortization	49	49	47	143	136
Computers and equipment	61	61	56	185	171
Communications	19	20	21	60	57
Other	104	107	105	313	289
	558	529	508	1,635	1,500
Income before income taxes, non-controlling interest and discontinued operations	248	203	87	697	296
Income taxes	80	58	50	211	94
	168	145	37	486	202
Non-controlling interest	7	7	8	21	23
Income before discontinued operations	161	138	29	465	179
Discontinued operations	1	–	(3)	1	115
Net income	162	138	26	466	294
Dividends on preferred shares	6	8	4	19	16
Net income applicable to common shares	156	130	22	447	278
Number of common shares outstanding (thousands)					
Average - basic	175,363	178,348	184,134	178,818	187,782
Average - diluted	177,038	179,666	185,439	180,209	189,003
End of period				174,507	183,256
Income before discontinued operations per common share					
Basic	0.88	0.73	0.13	2.49	0.86
Diluted	0.87	0.72	0.13	2.48	0.86
Net income per common share					
Basic	0.89	0.73	0.12	2.50	1.47
Diluted	0.88	0.72	0.11	2.48	1.46
Dividends per common share	0.28	0.26	0.24	0.80	0.69

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2003	April 30 2003	October 31 2002	July 31 2002
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	325	328	245	349
Deposits with financial institutions	6,271	5,255	6,619	6,542
	6,596	5,583	6,864	6,891
Securities				
Investment account	6,879	7,106	6,790	6,464
Trading account	14,632	14,224	13,179	11,923
Loan substitutes	63	63	76	78
	21,574	21,393	20,045	18,465
Loans				
Residential mortgage	13,784	13,148	12,867	12,497
Personal and credit card	6,012	5,920	5,561	5,633
Business and government	19,857	20,216	20,680	20,579
Securities purchased under reverse repurchase agreements	3,595	3,419	2,366	2,671
Allowance for credit losses	(642)	(646)	(662)	(764)
	42,606	42,057	40,812	40,616
Other				
Customers' liability under acceptances	3,344	3,128	2,988	2,773
Assets held for disposal	19	225	313	415
Premises and equipment	245	241	255	245
Goodwill	660	660	661	352
Intangible assets	183	184	184	11
Other assets	3,167	2,320	2,489	2,532
	7,618	6,758	6,890	6,328
	78,394	75,791	74,611	72,300
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	23,501	23,234	22,607	22,456
Business and government	23,173	22,741	22,582	22,607
Deposit-taking institutions	4,853	4,209	6,501	6,227
	51,527	50,184	51,690	51,290
Other				
Acceptances	3,344	3,128	2,988	2,773
Obligations related to securities sold short	6,227	6,331	5,542	5,042
Obligations related to securities sold under repurchase agreements	6,182	4,358	4,416	3,582
Other liabilities	5,147	5,742	3,996	3,686
	20,900	19,559	16,942	15,083
Subordinated debentures	1,543	1,553	1,592	1,600
Non-controlling interest	424	433	486	493
Shareholders' equity				
Preferred shares	375	500	300	300
Common shares	1,580	1,583	1,639	1,637
Contributed surplus	2	-	-	-
Retained earnings	2,043	1,979	1,962	1,897
	4,000	4,062	3,901	3,834
	78,394	75,791	74,611	72,300

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended July 31		Nine months ended July 31	
	2003	2002	**2003**	2002
Cash flows from operating activities				
Net income	**162**	26	**466**	294
Adjustments for:				
Provision for credit losses excluding discontinued operations	**45**	62	**127**	437
Provision for credit losses attributed to discontinued operations	**-**	(1)	**1**	(51)
Amortization of premises and equipment	**12**	15	**36**	40
Future income taxes	**1**	(2)	**2**	(5)
Adjustment upon foreign currency translation of subordinated debentures	**(10)**	5	**(49)**	(2)
Impairment charge	**-**	137	**-**	137
Losses (gains) on sale of investment account securities, net	**3**	(20)	**(1)**	(48)
Stock option expense (Note 2)	**2**	-	**2**	-
Change in interest payable	**19**	(43)	**16**	(143)
Change in interest receivable	**10**	(49)	**15**	(3)
Change in income taxes payable	**51**	4	**136**	96
Change in unrealized losses (gains) and amounts payable on derivative contracts	**(2)**	57	**299**	(9)
Change in trading account securities	**(408)**	(246)	**(1,453)**	(931)
Change in other items	**(1,546)**	(211)	**(79)**	(67)
	(1,661)	(266)	**(482)**	(255)
Cash flows from financing activities				
Change in deposits	**1,343**	204	**(163)**	(146)
Redemption and maturity of subordinated debentures	**-**	(35)	**-**	(45)
Issuance of common shares	**11**	35	**23**	43
Issuance of preferred shares	**-**	-	**200**	-
Common shares repurchased for cancellation	**(58)**	(94)	**(298)**	(278)
Preferred shares redeemed for cancellation	**(125)**	-	**(125)**	(192)
Dividends paid	**(55)**	(49)	**(156)**	(145)
Change in obligations related to securities sold short	**(104)**	(1,140)	**685**	(337)
Change in obligations related to securities sold under repurchase agreements	**1,824**	(1,108)	**1,766**	(825)
Change in other items	**-**	(1)	**(7)**	(4)
	2,836	(2,188)	**1,925**	(1,929)
Cash flows from investing activities				
Change in loans	**230**	(1,703)	**663**	(656)
Change in securitization of assets	**(425)**	364	**(1,044)**	(279)
Proceeds from sale of asset-based loans	**-**	-	**-**	2,540
Purchases of investment account securities	**(3,406)**	(6,208)	**(14,877)**	(15,208)
Sales of investment account securities	**3,631**	6,091	**14,802**	15,511
Change in securities purchased under reverse repurchase agreements	**(176)**	2,491	**(1,229)**	1,370
Change in premises and equipment	**(16)**	(22)	**(26)**	(35)
	(162)	1,013	**(1,711)**	3,243
Increase (decrease) in cash and cash equivalents	**1,013**	(1,441)	**(268)**	1,059
Cash and cash equivalents at beginning of period	**5,583**	8,332	**6,864**	5,832
Cash and cash equivalents at end of period	**6,596**	6,891	**6,596**	6,891
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**325**	349	**325**	349
Deposits with financial institutions	**6,271**	6,542	**6,271**	6,542
Total	**6,596**	6,891	**6,596**	6,891
Interest and dividends paid	**370**	378	**1,049**	1,176
Income taxes paid	**28**	46	**74**	87

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2003	2002
Capital stock at beginning of period	1,939	2,160
Issuance of common shares	23	43
Issuance of preferred shares (Note 6)	200	-
Repurchase of common shares for cancellation (Note 6)	(82)	(74)
Redemption of preferred shares, Series 10,11 and 12 for cancellation (Note 6)	(125)	(192)
Capital stock at end of period	1,955	1,937
Contributed surplus at beginning of period	-	-
Stock option expense (Note 2)	2	-
Contributed surplus at end of period	2	-
Retained earnings at beginning of period	1,962	1,956
Net income	466	294
Dividends		
Preferred shares	(19)	(16)
Common shares	(143)	(129)
Income taxes related to dividends on preferred shares, Series 10,11,12,13 and 15	(1)	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	(216)	(204)
Share issuance expenses, net of income taxes	(3)	-
Unrealized foreign exchange losses, net of income taxes	(3)	(3)
Retained earnings at end of period	2,043	1,897
Shareholders' equity	4,000	3,834

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standards described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 to the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

Notes to the Consolidated Financial Statements (cont.)

2. Recent Standards Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of these new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the nine months ended July 31, 2003 are presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the nine months ended July 31, 2003.

B. Stock Option Plan

As encouraged in the new standard, the Bank has chosen to adopt the fair value-based method to record stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model. The cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and the contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 to the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the nine months ended July 31, 2003 was an increase of approximately $1.6 million in compensation expense and in contributed surplus.

Disclosure of Guarantees

On April 30, 2003, the Bank adopted the requirements of the CICA's Accounting Guideline 14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform

Notes to the Consolidated Financial Statements (cont.)

under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on July 31, 2003 are described below:

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable assurances that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The maximum potential future payments for letters of guarantee totalled approximately $841 million as at July 31, 2003. The general allowance for credit losses recorded covers all credit risks including those relating to letters of guarantee.

Liquidity facilities
The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs would be unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at July 31, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $499 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell by or at a pre-determined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options sold that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $838 million as at July 31, 2003. At that date, the Bank had recorded liabilities of $14 million in the Consolidated Balance Sheet with respect to these written put options.

Securities lending
In accordance with securities lending agreements the Bank has signed with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $1.1 billion as at July 31, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations
Under agreements with respect to the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date when they were made. In cases where the maximum potential future payments are limited by the agreements, the amount for all such agreements totalled approximately $255 million as at July 31, 2003. One agreement does not limit the maximum potential future payments if the

Notes to the Consolidated Financial Statements (cont.)

guarantee is enforced and, the nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The applicable period of the various indemnification clauses are described in the agreements and may vary. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Business acquisition

In June 2002, the Bank purchased Putnam Lovell Group Inc., a U.S. investment bank. The aggregate consideration paid on closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million at that date plus a cash payment of $1 million. An additional amount consisting of 476,119 common shares of the Bank valued at $15 million at that date will be paid in 2004, contingent upon certain profitability objectives being achieved. The value of the common shares was based on the average closing price of the shares of the Bank over a period of several days preceding the date on which the number of shares was determined, namely, June 18, 2002. No amount has been accrued in the Consolidated Balance Sheet with respect to this additional consideration.

Director and officer indemnification

In accordance with its by-laws, the Bank indemnifies its directors and officers, for the duration of their mandate, and indemnifies any individual who, at the Bank's request has acted as a director or officer of an entity in which the Bank is a shareholder or creditor. The Bank indemnifies them in accordance with its by-laws, for all charges, costs and expenses as a result of any lawsuit or administrative proceeding in which the directors or officers are sued as a result of their service. The Bank has purchased directors' and officers' liability insurance. The nature of these indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential future payments that the Bank may be required to make. No amount has been accrued in the Consolidated Balance Sheet.

Other indemnification agreements

In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than the ones described above. These agreements require that the Bank compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive clauses. The nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The duration of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank agreed to guarantee all the commitments, debts and liabilities of an affiliate to the maximum of its regulatory capital, namely, $22 million as at July 31, 2003. This guarantee expires on the date the investment in the affiliate is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee has not been drawn on and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, the standard broadens the definition of discontinued operations. This change did not affect the presentation of discontinued operations.

This new standard applies to discontinued operations underway, subsequent to a commitment to follow a plan, since May 1, 2003. These new requirements did not have a material impact for the Bank.

Notes to the Consolidated Financial Statements (cont.)

3. Recent Standards Pending Adoption

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all annual and interim periods beginning on or after January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003. The Bank is currently evaluating the impact of this new standard.

4. Loans and Impaired loans

		Impaired loans			
	Gross amount	Gross	Specific allowance	Country risk allowance	Net
July 31, 2003					
Residential mortgage	13,784	6	2	-	4
Personal and credit card	6,012	32	16	-	16
Business and government	19,857	432	199	20	213
Securities purchased under reverse repurchase agreements	3,595	-	-	-	-
	43,248	470	217	20	233
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(172)
October 31, 2002					
Residential mortgage	12,867	23	3	-	20
Personal and credit card	5,561	33	12	-	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	-	-	-	-
	41,474	503	235	22	246
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(159)

(1) The general allowance for credit risk was taken for the Bank's credit in its entirety.

Notes to the Consolidated Financial Statements (cont.)

5. Allowances for credit losses

For the nine months ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	July 31 2003	July 31 2002
Allowances at beginning	235	296	109	22	662	879
Transfer of allowance for assets held for disposal	-	-	-	-	-	(31)
Amounts related to discontinued operations	-	-	-	-	-	(65)
Provision for credit losses	127	(8)	8	-	127	437
Write-offs	(183)	-	-	(2)	(185)	(475)
Recoveries	38	-	-	-	38	19
Allowances at end	217	288	117	20	642	764

6. Capital Stock

Issued and fully paid as at July 31, 2003

First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
174,506,686 common shares	1,580
	1,955
6,282,965 stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with a non-cumulative preferential dividend payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $195 million, net of commissions totalling $5 million.

These shares are redeemable at the Bank's option, subject to the prior approval of the Superintendent of Financial Institutions, as of May 15, 2008, in whole or in part, at $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank made a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at July 31, 2003, the Bank has completed the repurchase of the 9,100,000 common shares at a cost of $298 million, which reduced common equity capital by $82 million and retained earnings by $216 million.

Redemption of preferred shares

On May 15, 2003, the Bank redeemed, for cancellation, all Series 12 non-cumulative first preferred shares at a price of $25 per share, plus declared and unpaid dividends up to the redemption date.

7. Securitization

CMHC-guaranteed mortgage loans

During the third quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $405 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $405 million and retained the rights to future excess interest in the amount of $19 million. Transaction costs of $2 million were recognized in the Consolidated Statement of Income under "Securitization revenues". A pre-tax gain of approximately $17 million, net of transaction fees of $2 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

Notes to the Consolidated Financial Statements (cont.)

8. Segment Disclosures[1]

Quarter ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [2]	316	299	22	22	15	68	(40)	(31)	313	358
Other income [2]	165	159	144	116	217	134	29	(100)	555	309
Total revenues	481	458	166	138	232	202	(11)	(131)	868	667
Operating expenses	295	273	132	120	129	103	2	12	558	508
Contribution	186	185	34	18	103	99	(13)	(143)	310	159
Provision for credit losses [3]	52	53	-	-	9	11	(16)	(2)	45	62
Income before income taxes, non-controlling interest and discontinued operations	134	132	34	18	94	88	3	(141)	265	97
Income taxes [2]	48	48	12	7	33	33	4	(28)	97	60
Non-controlling interest	-	-	1	1	-	-	6	7	7	8
Income before discontinued operations	86	84	21	10	61	55	(7)	(120)	161	29
Discontinued operations	-	-	-	-	-	-	1	(3)	1	(3)
Net income	86	84	21	10	61	55	(6)	(123)	162	26
Average assets	38,716	38,100	672	749	38,226	35,627	(5,340)	(6,686)	72,274	67,790

Nine months ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income [4]	928	887	67	66	155	237	(117)	(85)	1,033	1,105
Other income [4]	468	442	415	389	501	392	108	(29)	1,492	1,194
Total revenues	1,396	1,329	482	455	656	629	(9)	(114)	2,525	2,299
Operating expenses	850	820	389	375	374	296	22	9	1,635	1,500
Contribution	546	509	93	80	282	333	(31)	(123)	890	799
Provision for credit losses [3]	156	166	-	-	31	32	(60)	239	127	437
Income before income taxes, non-controlling interest and discontinued operations	390	343	93	80	251	301	29	(362)	763	362
Income taxes [4]	141	127	33	27	89	111	14	(105)	277	160
Non-controlling interest	-	-	3	3	-	-	18	20	21	23
Income before discontinued operations	249	216	57	50	162	190	(3)	(277)	465	179
Discontinued operations	-	-	-	-	-	-	1	115	1	115
Net income	249	216	57	50	162	190	(2)	(162)	466	294
Average assets	38,537	38,363	667	781	37,313	37,763	(5,607)	(6,960)	70,910	69,947

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.

(2) Net interest income was grossed up by $8 million ($12 million in 2002) and other income by $9 million (-$2 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

(4) Net interest income was grossed up by $30 million ($22 million in 2002) and other income by $36 million ($44 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

Economic Commentary

Economy set to take off despite hurdles

Sometimes a reversal of economic fortunes can come about very suddenly. Until last year, Canada was outperforming the other G-7 countries, in spite of the hard times that had befallen our main trading partner, the United States. Then, in 2003, the war in Iraq, SARS and one case of mad cow disease clouded the entire picture. More insidiously, the plight of our neighbours to the south finally affected our manufacturing sector, which was also hammered by a soaring loonie. We remain confident, however, that the U.S. economy is poised to rebound and take the Canadian economy along with it.

Banking on a boost to the U.S. economy's recovery at the end of 2002, economists were confident that the Canadian economy would again grow at a pace exceeding 3% in 2003. Unfortunately, geopolitical tensions created uncertainty, and U.S. businesses which were expected to stimulate investment and employment instead behaved very prudently. This attitude persisted until the end of the war in Iraq. Consequently, the anticipated U.S. economic recovery has not yet materialized. There were even fears at one point that deflation would hit the U.S. economy.

SARS took a toll on south-east Asia, which, along with Canada, was one of the few regions in the world to register strong economic growth. The syndrome then struck Toronto, triggering consequences that spread across the entire Canadian tourism industry, which was already in a slump due to geopolitical tensions. Fears about this epidemic had not yet abated when a case of mad cow disease prompted an embargo on Canadian beef.

At the same time, weak U.S. demand was undermining the manufacturing sector. In addition, during the first six months of the year, the Canadian dollar rose 17%. These two factors are, without a doubt, responsible in large part for the loss of 87,000 manufacturing jobs between August 2002 and June 2003.

Because of these setbacks, the outlook for economic growth was revised downward. We are now projecting growth at 2.4% in 2003.

Some encouraging signs from the U.S. economy

In all likelihood, because of rising geopolitical tensions, the economic recovery initially projected for the end of 2002 will only materialize at the end of this year. There are some encouraging signs of its arrival. For instance, combined monetary and fiscal policies are the most accommodating in 25 years, and the second quarter was less bleak than it first appeared. The economy expanded at an annual rate of about 2.4%. Although expenses relating to the conflict in Iraq accounted for some of this growth, we must not overlook the contribution of business investment. This is the first indicator that companies are about to set caution aside. Consumer goods also performed well, rising 3.3%. Households, which started benefitting from tax cuts in July, should hold out in the short term.

In addition, S&P500 companies reported higher-than-expected earnings for the second quarter. This is consistent with the 5.7% increase, on an annualized basis, in labour productivity in the nonfarm business sector. Such a performance suggests a potential for improvement in profit margins, despite the fact that the weak inflation environment makes it impossible to hike up selling prices. Even though energy prices remain higher than a year ago, they are still falling compared with their peaks in the first quarter.

There are fears that rising bond rates sound the knell for hopes of a turnaround. It is true that, after hitting a low of 3.10% in mid-June, rates for 10-year government bonds climbed above 4%, but fortunately, this increase was not fully reflected in corporate bond rates.

We think that an American economy on the mend will put the Canadian economy back on track. Canadian economic growth should reach 3% in 2004. Stronger U.S. demand will come just at the right time for many of our manufacturers, who have had to deal with a strong appreciation of the Canadian dollar during the first half of the year.

In the long term, we believe that our manufacturers will have to get used to a loonie worth more than US $0.70 because the soaring current account and federal deficits in the United States can only have a negative effect on the greenback.

Bank News

The Bank garners two Mercuriades prizes for its Internet strategy – At the 23rd *Mercuriades*, a competition organized by the Federation of Chambers of Commerce of the Province of Quebec, the Bank took home the *Mercure* award in the Internet Strategy category as well as the Bell Special Award for a company's use of new information technology. These honours are testimony to the hard work by Bank personnel to implement an Internet vision and strategy driven by customer needs. Since the new website, www.nbc.ca, was launched in August 2002, Internet sales of the Bank's products and financial services have jumped by 53%, and customer satisfaction with the site is very high.

Réal Raymond appointed President of the Bank Division for the 2003 Centraide of Greater Montreal fundraising campaign – Réal Raymond, President and Chief Executive Officer, will head the Bank Division of the 2003 Centraide of Greater Montreal fundraising campaign, which will kick off in September. Corporate and employee donations combined, banks contributed more than $4.4 million to Centraide of Greater Montreal in 2002. With the continued support of all participants, Mr. Raymond expects to increase last year's contribution by banks and bank personnel as well as the number of donors giving over $1,000.

National Bank President unveils his strategy for improving access to payment systems – As part of a conference organized by the Canadian Payments Association last June, Réal Raymond, President and Chief Executive Officer, presented the strategy developed by National Bank of Canada to facilitate access to payment services: strategic partnerships. In the past few years, agreements between the Bank and non-banking financial institutions such as Promutuel, Assante, Investors Group, Great-West Life and London Life have allowed these institutions to provide their customers with easy access to payment tools, while concentrating on their respective areas of expertise. This type of strategic partnership is a winning formula which benefits all partners, as it also allows the Bank to increase the profitability of its payment system and offers new possibilities for growth on the Canadian market.

Fundraising campaign for the Foundation for Research into Children's Diseases – For the 8th consecutive year, the Bank participated in the fundraising campaign for the Foundation for Research into Children's Diseases by selling tickets for the Ovide duck race in its branches across Quebec. Proceeds from ticket sales raised $188,000 for the Foundation, for an increase of over 20% versus last year.

National Bank Financial is number 1 for advisor satisfaction – In an annual survey published last May by Investment Executive, National Bank Financial was ranked first among all brokerage firms affiliated with the big Canadian banks for the satisfaction of investment advisors in its Individual Investor Services network in Canada. In fact, advisors at National Bank Financial gave their employer an even higher score than last year for most of the 24 elements in the survey, for an overall score of 8.2 points out of 10, versus an average of 7.7 for all companies surveyed.

Bursaries and summer jobs for students with physical or sensory disabilities – This year, for the 14th year of its Bursary and Summer Employment Program, the Bank again offered three bursaries and summer jobs to college and university students with a physical or sensory disability. The program, which is the only one of its kind in the Canadian banking industry, is intended to help students continue their education and build up work experience that ties in with their studies. To date, 38 individuals have benefitted from bursaries and gained more than 16,000 hours of rewarding work experience in a variety of fields.

NBF analyst ranked best equity analyst in the country – Steve Laciak, Senior Vice-President at National Bank Financial, has been recognized as Canada's top equity analyst according to a Financial Post/StarMine Corp. ranking of the country's 600 stockpickers. This prestigious ranking was given following a labour-intensive process spanning several weeks to follow up on hundreds of recommendations from the leading analysts in the country to see which ones turned out well and which ones missed the mark.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.


NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**.

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

www.nbc.ca/investorrelations



NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

THIRD QUARTER 2003 REPORT

For more information:

Michel Labonté, Senior Vice-President Finance and Technology, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

	2003			2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Net income ($000,000)		$161.8	$138.3	$166.2	$135.3	$25.8	$122.5	$145.9	$466.3	$294.1	$429.4	$562.7
Earnings per share - basic		$ 0.89	$0.73	$0.88	$0.71	$0.12	$0.62	$0.73	$2.50	$1.47	$2.18	$2.78
- fully diluted		$ 0.88	$0.72	$0.88	$0.71	$0.11	$0.62	$0.73	$2.48	$1.46	$2.16	$2.76
Dividend per share		$ 0.28	$0.26	$0.26	$0.24	$0.24	$0.24	$0.21	$0.80	$0.69	$0.93	$0.82
Excluding Goodwill												
Net income ($000,000)		$161.8	$138.3	$166.2	$135.3	$25.8	$122.5	$146.0	$466.3	$294.2	$429.5	$581.3
Earnings per share - basic		$0.89	$0.73	$0.88	$0.71	$0.12	$0.62	$0.73	$2.50	$1.47	$2.18	$2.88
- fully diluted		$0.88	$0.72	$0.88	$0.71	$0.11	$0.62	$0.73	$2.48	$1.46	$2.18	$2.86
Return on common shareholders' equity		17.3%	14.8%	17.6%	14.5%	2.3%	13.1%	15.0%	16.6%	10.1%	11.3%	16.0%
Excluding Goodwill/Discontinued operations/Gain on sale of a business unit/Revision of provision estimate/Impairment charges												
Net income ($000,000)		$160.5	$138.1	$166.2	$145.7	$140.5	$122.6	$145.2	$464.8	$408.4	$554.1	$579.9
Earnings per share - basic		$0.88	$0.73	$0.88	$0.77	$0.74	$0.62	$0.73	$2.49	$2.09	$2.86	$2.87
- fully diluted		$0.87	$0.72	$0.88	$0.77	$0.74	$0.62	$0.73	$2.47	$2.09	$2.86	$2.85
Return on common shareholders' equity		17.1%	14.8%	17.6%	15.7%	15.0%	13.1%	15.0%	16.5%	14.4%	14.7%	15.9%
Expense ratio(1)		64.34%	66.30%	63.71%	64.99%	63.26%	59.39%	62.18%	64.73%	65.26%	62.44%	62.72%
Average assets ($000,000)		$72,274	$70,110	$70,320	$67,348	$67,790	$71,071	$71,016	$70,910	$69,947	$69,292	$69,197
Net impaired loans as a % of net loans and bankers' acceptances		-0.4%	-0.4%	-0.4%	-0.4%	-0.3%	-0.2%	-0.3%	-0.4%	-0.3%	-0.4%	0.2%
Gross impaired loans/common equity-goodwill+reserves		13.15%	13.27%	12.69%	14.11%	15.68%	15.88%	13.56%	13.15%	15.68%	14.11%	22.47%
Book value		20.77	20.28	20.22	19.72	19.29	19.53	19.56	20.77	19.29	19.72	19.04
Capital ratios - BIS												
Tier 1		9.5%	9.8%	10.2%	9.6%	10.2%	10.7%	11.1%	9.5%	10.2%	9.6%	9.6%
Total		13.5%	13.9%	14.3%	13.6%	14.2%	14.5%	15.0%	13.5%	14.2%	13.6%	13.1%
Tangible Shareholders' equity / Risk weighted assets		6.27%	6.56%	6.83%	6.59%	7.63%	8.13%	8.31%	6.27%	7.63%	6.59%	7.06%
Number of employees		14,648	14,357	14,545	14,589	14,530	14,246	14,250	14,648	14,530	14,589	14,320
Number of branches in Canada		480	488	491	507	522	522	521	480	522	507	525
Number of ATM'S		814	809	811	826	824	825	828	814	824	826	826

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q4 2001, the Bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

CONSOLIDATED STATEMENT OF INCOME

	2003				2002				YTD		Full Year	
(unaudited)(thousands)(taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Interest Income and Dividends												
Loans		$ 483,216	$ 460,426	$ 465,791	$ 475,878	$ 474,812	$ 459,554	$ 496,485	$1,409,433	$1,430,851	$ 1,906,729	$ 2,492,795
Securities		124,380	126,305	150,533	129,488	115,279	127,475	138,319	401,218	381,073	510,561	599,188
Deposits with regulated financial institutions		31,041	31,651	37,148	36,621	40,477	43,660	53,577	99,840	137,714	174,335	289,560
Total Interest Income and Dividends		638,637	618,382	653,472	641,987	630,568	630,689	688,381	1,910,491	1,949,638	2,591,625	3,381,543
Interest Expense												
Deposits		290,510	234,842	257,359	232,865	240,577	237,711	268,128	782,711	746,416	979,281	1,850,836
Bank debentures		26,127	26,117	27,111	27,130	27,294	27,277	28,087	79,355	82,658	109,788	109,338
Other		17,172	14,551	13,438	21,522	16,900	9,729	10,437	45,161	37,066	58,588	83,265
Total Interest Expense		333,809	275,510	297,908	281,517	284,771	274,717	306,652	907,227	866,140	1,147,657	2,043,439
Tax equivalent adjustment		6,317	10,098	13,342	7,275	12,148	5,172	4,716	29,757	22,036	29,311	50,918
Net Interest Income (teb)		***311,145***	***352,970***	***368,906***	***367,745***	***357,945***	***361,144***	***386,445***	***1,033,021***	***1,105,534***	***1,473,279***	***1,389,022***
Other Income (teb)		556,142	444,710	491,724	447,245	308,782	466,142	418,860	1,492,576	1,193,784	1,641,029	1,857,556
Gross Revenues		***867,287***	***797,680***	***860,630***	***814,990***	***666,727***	***827,286***	***805,305***	***2,525,597***	***2,299,318***	***3,114,308***	***3,246,578***
Provision for credit losses		45,381	41,102	41,484	52,731	62,046	130,048	60,193	127,967	252,287	305,018	205,148
Provision for credit losses due to revision of estimate		-	-	-	-	-	-	185,000	-	185,000	185,000	-
Non-Interest Expenses		557,958	528,602	548,285	539,965	508,408	491,359	500,712	1,634,845	1,500,479	2,040,444	1,988,818
Income Before Income Taxes		*263,948*	*227,976*	*270,861*	*222,294*	*96,273*	*205,879*	*59,400*	*762,785*	*361,552*	*583,846*	*1,052,612*
Income taxes (teb)		96,912	82,700	97,700	75,997	60,457	75,950	23,848	277,312	160,255	236,252	398,398
Income Before Non-Controlling Interest		*167,036*	*145,276*	*173,161*	*146,297*	*35,816*	*129,929*	*35,552*	*485,473*	*201,297*	*347,594*	*654,214*
Non-Controlling Interest		6,500	7,134	6,946	7,552	7,175	7,340	7,423	20,580	21,938	29,490	27,420
Net Income before disc. oper. and goodwill charges		***$ 160,536***	***$ 138,142***	***$ 166,215***	***$ 138,745***	***$ 28,641***	***$ 122,589***	***$ 28,129***	***$ 464,893***	***$ 179,359***	***$ 318,104***	***$ 626,794***
Discontinued operations		1,229	120	(19)	(3,459)	(2,880)	(104)	117,832	1,330	114,848	111,389	(45,459)
Net Income before goodwill charges		***$ 161,765***	***$ 138,262***	***$ 166,196***	***$ 135,286***	***$ 25,761***	***$ 122,485***	***$ 145,961***	***$ 466,223***	***$ 294,207***	***$ 429,493***	***$ 581,335***
Goodwill charges		-	-	-	-	-	-	71	-	71	71	18,619
Net Income		***$ 161,765***	***$ 138,262***	***$ 166,196***	***$ 135,286***	***$ 25,761***	***$ 122,485***	***$ 145,890***	***$ 466,223***	***$ 294,136***	***$ 429,422***	***$ 562,716***
Effective Tax Rate		36.7%	36.3%	36.1%	34.2%	62.8%	36.9%	40.1%	36.4%	44.3%	40.5%	37.8%
Dividends on preferred shares		$ 5,725	$ 8,165	$ 4,831	$ 4,831	$ 4,831	$ 4,831	$ 6,831	$ 18,721	$ 16,493	$ 21,324	$ 35,376
Dividends on common shares		$ 48,973	$ 46,870	$ 47,555	$ 44,598	$ 43,213	$ 45,763	$ 40,009	$ 143,398	$ 128,985	$ 173,583	$ 155,804
Number of common shares (avg.) (in thousands)		175,363	178,348	182,728	183,124	184,134	188,794	190,450	178,813	187,793	186,624	189,925

One-time Items[1]

Net interest income (teb)		-	-	-	-	-	-	-	-	-	-	-
Other income (teb)		-	-	-	(2,000)	(137,042)	-	-	-	(137,042)	(139,042)	75,800
Provision for credit losses due to revision of estimate		-	-	-	-	-	-	185,000	-	185,000	185,000	-
Non-interest expenses		-	-	-	9,000	-	-	-	-	-	9,000	-

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million ($1.3 after taxes). Also in Q4 2002, the Bank recorded an amount of $9.0 million ($5.7 after taxes) related to the write-off of fixed assets. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q1 2002, the Bank recorded a gain of $78.5 million on the sale of the Bank's U.S. asset-based lending operation. As a result of this transaction, the Bank also made a reversal of $65 million of the general allowance for credit loss.These amounts are included in discontinued operations. Also in Q1 2002, the Bank re-assessed the realizable value of its portfolio of impaired loans. As a result a $185 million provision for credit losses was attributable to an adjustment to the estimated allowances required for the impaired loans portfolio. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

(Taxable equivalent basis)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
in % of average assets												
Net interest income		1.71	2.06	2.08	2.17	2.10	2.08	2.16	1.95	2.11	2.13	2.01
Other income		3.05	2.60	2.77	2.63	1.81	2.69	2.34	2.81	2.28	2.37	2.68
Provision for credit losses		0.25	0.24	0.23	0.31	0.36	0.75	1.37	0.24	0.84	0.71	0.30
Non-interest expenses		3.06	3.09	3.09	3.18	2.98	2.83	2.80	3.08	2.87	2.94	2.87
Income taxes		0.53	0.48	0.55	0.45	0.36	0.44	0.13	0.52	0.31	0.34	0.58
Non-controlling interest		0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Income before disc. oper. and amort. of goodwill		**0.88**	**0.81**	**0.94**	**0.82**	**0.17**	**0.71**	**0.16**	**0.88**	**0.34**	**0.46**	**0.90**
Discontinued operations		0.01	0.00	(0.00)	(0.02)	(0.02)	(0.00)	0.66	0.00	0.22	0.16	0.16
Amortization of goodwill		-	-	-	-	-	-	0.00	-	0.00	0.00	0.02
Net income		0.89	0.81	0.94	0.80	0.15	0.71	0.82	0.88	0.56	0.62	0.89
Average assets ($000,000)		$72,274	$70,110	$70,320	$67,348	$67,790	$71,071	$71,016	$70,910	$69,947	$69,292	$69,197
Average earning assets ($000,000)		$65,518	$62,646	$63,312	$64,219	$61,792	$64,163	$64,436	$63,838	$63,456	$63,648	$61,894
In % of Average Risk-Weighted Assets												
Net interest income (teb)		3.48%	3.71%	3.76%	3.75%	3.64%	3.79%	3.90%	3.61%	3.78%	3.77%	3.38%
Net income before amortization of goodwill		1.81%	1.45%	1.69%	1.38%	0.26%	1.28%	1.47%	1.63%	1.00%	1.10%	1.41%
Net income		**1.81%**	**1.45%**	**1.69%**	**1.38%**	**0.26%**	**1.28%**	**1.47%**	**1.63%**	**1.00%**	**1.10%**	**1.37%**
Average Risk-Weighted Assets ($000,000)		$36,660	$39,061	$38,952	$38,889	$38,977	$39,117	$39,347	$38,215	$39,148	$39,083	$41,101
Prime rate		4.96%	4.70%	4.50%	4.50%	4.20%	3.79%	4.10%	4.72%	4.03%	4.15%	6.55%
B/A's 30 days		3.25%	2.97%	2.79%	2.83%	2.51%	2.11%	2.40%	3.00%	2.34%	2.46%	4.86%
Spread		1.71%	1.73%	1.71%	1.67%	1.69%	1.68%	1.70%	1.71%	1.69%	1.69%	1.69%

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Personal and Commercial Banking											
Net interest income		316	300	312	304	299	289	299	928	887	1,191
Other income		165	147	156	149	159	142	141	468	442	591
Total Income		481	447	468	453	458	431	440	1,396	1,329	1,782
Operating expenses		295	282	273	293	273	273	274	850	820	1,113
Provision for credit losses		52	51	53	53	53	55	58	156	166	219
Earning before income taxes		134	114	142	107	132	103	108	390	343	450
Income taxes		48	42	51	39	48	40	39	141	127	166
Non-controlling interest		-	-	-	-	-	-	-	-	-	-
Earning before discontinued operations		86	72	91	68	84	63	69	249	216	284
Discontinued operations		-	-	-	-	-	-	-	-	-	-
Net Income		86	72	91	68	84	63	69	249	216	284
Net interest margin		3.24%	3.19%	3.23%	3.15%	3.11%	3.10%	3.06%	3.22%	3.09%	3.11%
Expense ratio		61.3%	63.1%	58.3%	62.4%	59.6%	63.3%	62.3%	60.9%	61.7%	62.5%
Average loans and BA's		37,915	37,759	37,531	37,280	37,327	37,579	37,893	37,735	37,600	37,519
Average assets		38,716	38,555	38,342	38,258	38,100	38,261	38,726	38,537	38,363	38,337

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Wealth Management											
Net interest income		22	22	23	23	22	22	22	67	66	89
Other income		144	132	139	132	116	135	138	415	389	521
Total Income		166	154	162	155	138	157	160	482	455	610
Operating expenses		132	126	131	130	120	131	124	389	375	505
Provision for credit losses		-	-	-	1	-	-	-	-	-	1
Earning before income taxes		34	28	31	24	18	26	36	93	80	104
Income taxes		12	10	11	7	7	8	12	33	27	34
Non-controlling interest		1	1	1	1	1	1	1	3	3	4
Earning before discontinued operations		21	17	19	16	10	17	23	57	50	66
Discontinued operations		-	-	-	-	-	-	-	-	-	-
Net Income		21	17	19	16	10	17	23	57	50	66
Expense ratio		79.5%	81.8%	80.9%	83.9%	87.0%	83.4%	77.5%	80.7%	82.4%	82.8%
Average loans and BA's		312	312	316	327	344	376	391	313	370	359
Average assets		672	656	672	736	749	794	799	667	781	769

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Financial Markets											
Net interest income		15	69	71	83	68	77	92	155	237	320
Other income		217	118	166	117	134	153	105	501	392	509
Total Income		232	187	237	200	202	230	197	656	629	829
Operating expenses		129	117	128	121	103	100	93	374	296	417
Provision for credit losses		9	12	10	9	11	8	13	31	32	41
Earning before income taxes		94	58	99	70	88	122	91	251	301	371
Income taxes		33	21	35	22	33	44	34	89	111	133
Non-controlling interest		-	-	-	-	-	-	-	-	-	-
Earning before discontinued operations		61	37	64	48	55	78	57	162	190	238
Discontinued operations		-	-	-	-	-	-	-	-	-	-
Net Income		61	37	64	48	55	78	57	162	190	238
Expense ratio		55.6%	62.6%	54.0%	60.5%	51.0%	43.5%	47.2%	57.0%	47.1%	50.3%
Average loans and BA's		8,895	8,775	8,292	9,558	7,359	8,865	8,754	8,653	8,320	8,632
Average assets		38,226	36,462	37,222	35,002	35,627	39,028	38,675	37,313	37,763	37,067

NET INCOME BY SECTOR OF ACTIVITIES

(in millions of dollars) (taxable equivalent basis)	2003				2002				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002
Other Segments											
Net interest income		(40)	(39)	(38)	(42)	(31)	(27)	(27)	(117)	(85)	(127)
Other income		29	48	31	49	(100)	36	35	108	(29)	20
Total Income		(11)	9	(7)	7	(131)	9	8	(9)	(114)	(107)
Operating expenses		2	4	16	(4)	12	(13)	10	22	9	5
Provision for credit losses		(16)	(22)	(22)	(10)	(2)	67	174	(60)	239	229
Earning before income taxes		3	27	(1)	21	(141)	(45)	(176)	29	(362)	(341)
Income taxes		4	9	1	8	(28)	(16)	(61)	14	(105)	(97)
Non-controlling interest		6	6	6	6	7	7	6	18	20	26
Earning before discontinued operations		(7)	12	(8)	7	(120)	(36)	(121)	(3)	(277)	(270)
Discontinued operations		1	-	-	(4)	(3)	-	118	1	115	111
Net Income		(6)	12	(8)	3	(123)	(36)	(3)	(2)	(162)	(159)
Average loans and BA's		(7,477)	(7,492)	(7,797)	(8,946)	(6,881)	(8,349)	(8,295)	(7,590)	(7,836)	(8,116)
Average assets		(5,340)	(5,563)	(5,916)	(6,648)	(6,686)	(7,012)	(7,184)	(5,607)	(6,960)	(6,881)
Total											
Net interest income		313	352	368	368	358	361	386	1,033	1,105	1,473
Other income		555	445	492	447	309	466	419	1,492	1,194	1,641
Total Income		868	797	860	815	667	827	805	2,525	2,299	3,114
Operating expenses		558	529	548	540	508	491	501	1,635	1,500	2,040
Provision for credit losses		45	41	41	53	62	130	245	127	437	490
Earning before income taxes		265	227	271	222	97	206	59	763	362	584
Income taxes		97	82	98	76	60	76	24	277	160	236
Non-controlling interest		7	7	7	7	8	8	7	21	23	30
Earning before discontinued operations		161	138	166	139	29	122	28	465	179	318
Discontinued operations		1	-	-	(4)	(3)	-	118	1	115	111
Net Income		162	138	166	135	26	122	146	466	294	429
Net interest margin		1.72%	2.06%	2.08%	2.17%	2.10%	2.08%	2.16%	1.95%	2.11%	2.13%
Expense ratio		64.3%	66.3%	63.7%	65.0%	63.3%	59.4%	62.2%	64.7%	65.2%	67.1%
Average loans and BA's		39,645	39,354	38,342	38,219	38,149	38,471	38,743	39,111	38,454	38,395
Average assets		72,274	70,110	70,320	67,348	67,790	71,071	71,016	70,910	69,947	69,292

STATEMENT OF INCOME

($000)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Net Interest Income		$ 6,539	$ 12,952	$ 8,494	$ 12,160	$ 12,603	$ 11,883	$ 11,879	$27,985	$36,365	$ 48,525	$ 94,660
Other Income		199,437	163,456	210,061	179,010	165,092	202,897	162,226	572,954	530,215	709,225	606,078
Commissions		84,017	72,134	85,210	76,285	74,112	89,640	74,404	241,361	238,156	314,441	302,836
Non-Interest Expenses		97,992	93,940	96,691	103,498	84,993	77,541	74,959	288,623	237,493	340,991	321,303
Income Before Income Taxes		***23,967***	***10,334***	***36,654***	***11,387***	***18,590***	***47,599***	***24,742***	***70,955***	***90,931***	***102,318***	***76,599***
Income Taxes		8,393	3,931	12,369	330	7,476	17,036	9,938	24,693	34,450	34,780	24,267
Net Income		***15,574***	***6,403***	***24,285***	***11,057***	***11,114***	***30,563***	***14,804***	***46,262***	***56,481***	***67,538***	***52,332***

OTHER INCOME AND TRADING REVENUES

	2003				2002				YTD		Full Year	
(unaudited) (thousands) (taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4 [1]	Q3 [1]	Q2	Q1	2003	2002	2002	2001 [1]
Other Income												
Deposits and payment service charges		$ 48,103	$ 45,881	$ 46,116	$ 47,404	$ 48,405	$ 45,050	$ 44,844	$ 140,100	$ 138,299	$ 185,703	$ 172,661
Commissions on loans and bankers' acceptances		66,750	64,199	68,426	60,138	63,034	60,276	61,176	199,375	184,486	244,624	239,724
Capital market fees		138,393	119,808	136,100	134,329	126,743	150,407	127,634	394,301	404,784	539,113	492,987
Foreign exchange revenues		15,953	18,324	17,355	16,557	18,657	16,191	15,351	51,632	50,199	66,756	60,876
Card service revenues		14,782	11,641	10,475	10,829	13,907	10,825	11,170	36,898	35,902	46,731	79,038
Trust services		25,907	26,279	26,642	24,568	23,598	21,451	20,653	78,828	65,702	90,270	44,996
Mutual funds		26,154	24,804	26,791	27,398	13,889	13,931	14,684	77,749	42,504	69,902	50,772
Securitization		51,093	43,550	54,259	66,613	42,009	49,153	46,271	148,902	137,433	204,046	157,109
Profit & Loss on trading		120,529	55,266	49,825	21,746	35,807	37,294	27,755	225,620	100,856	122,602	227,365
Profit & Loss other than trading		(2,882)	(9,381)	12,909	(6,473)	(119,029)	19,698	7,852	646	(91,479)	(97,952)	71,111
Other		51,360	44,339	42,826	44,136	41,762	41,866	41,470	138,525	125,098	169,234	260,917
Total		***$ 556,142***	***$ 444,710***	***$ 491,724***	***$ 447,245***	***$ 308,782***	***$ 466,142***	***$ 418,860***	***$ 1,492,576***	***$ 1,193,784***	***$ 1,641,029***	***$ 1,857,556***
As a % of total revenues (TEB)		64.1%	55.8%	57.1%	54.9%	46.3%	56.3%	52.0%	59.1%	51.9%	52.7%	57.2%

	2003				2002				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Trading revenues												
Net Interest Income		$ (23,470)	$ 14,117	$ 24,297	$ 23,218	$ 6,296	$ 6,432	$ 15,054	$ 14,944	$ 27,782	$ 51,000	$ 7,294
Other Income		120,529	55,267	49,825	21,746	35,807	37,294	27,755	225,621	100,856	122,602	227,365
Total		***$ 97,059***	***$ 69,384***	***$ 74,122***	***$ 44,964***	***$ 42,103***	***$ 43,726***	***$ 42,809***	***$ 240,565***	***$ 128,638***	***$ 173,602***	***$ 234,659***

(1): In Q4 2002, the Bank recorded an impairment charge on investment of $2.0 million. In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business.

NON-INTEREST EXPENSES

	2003				2002				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4 [1]	Q3	Q2	Q1	2003	2002	2002	2001
Non-Interest Expenses												
Salaries and Staff benefits												
Salaries		$ 198,171	$ 176,079	$ 184,539	$ 187,934	$ 169,192	$ 160,569	$ 168,448	$ 558,789	$ 498,209	$ 686,143	$ 642,240
Commissions		84,017	72,134	85,210	76,285	74,112	89,640	74,404	241,361	238,156	314,441	302,836
Pension plan and other staff benefits		42,454	44,212	47,625	36,093	36,123	35,840	38,724	134,291	110,687	146,780	118,709
Total Compensation		***324,642***	***292,425***	***317,374***	***300,312***	***279,427***	***286,049***	***281,576***	***934,441***	***847,052***	***1,147,364***	***1,063,785***
Premises, Equipment & Furniture												
Rent		25,382	24,496	24,078	21,379	21,746	21,142	21,336	73,956	64,224	85,603	86,448
Taxes & insurance		4,441	5,404	4,052	4,624	4,463	3,882	3,625	13,897	11,970	16,594	15,795
Maintenance, lighting, heating		6,120	7,002	6,221	7,001	5,519	7,520	6,103	19,343	19,142	26,143	23,998
Rental & maintenance of computers		61,334	60,687	62,708	67,401	56,134	57,978	57,430	184,729	171,542	238,943	234,632
Depreciation		12,446	12,577	11,190	22,662	14,378	13,195	12,709	36,213	40,282	62,944	46,264
Total Premises, Equipment & Furniture		***109,723***	***110,166***	***108,249***	***123,067***	***102,240***	***103,717***	***101,203***	***328,138***	***307,160***	***430,227***	***407,137***
Other Expenses												
Professional fees		41,433	43,294	42,565	52,293	40,902	37,509	34,726	127,292	113,137	165,430	165,594
Taxes on capital & salaries		10,890	15,868	10,832	10,348	15,562	15,741	15,880	37,590	47,183	57,531	64,332
Travel & business development		21,595	25,604	23,391	31,167	21,454	21,135	17,870	70,590	60,459	91,626	79,619
Other		49,675	41,245	45,874	22,778	48,823	27,208	49,457	136,794	125,488	148,266	208,351
Total Other Expenses		***123,593***	***126,011***	***122,662***	***116,586***	***126,741***	***101,593***	***117,933***	***372,266***	***346,267***	***462,853***	***517,896***
TOTAL NON-INTEREST EXPENSES		***$ 557,958***	***$ 528,602***	***$ 548,285***	***$ 539,965***	***$ 508,408***	***$ 491,359***	***$ 500,712***	***$ 1,634,845***	***$ 1,500,479***	***$ 2,040,444***	***$ 1,988,818***

(1): In Q4 2002, the Bank recorded an amount of $9.0 million related to the write-off of fixed assets.

PROVISION FOR CREDIT LOSSES

(millions of dollars)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
RETAIL		$15	$16	$15					$46			$62
SME & AGRIBUSINESS		$5	$4	$5					$14			
		$20	$20	$20	$20	$20	$22	$22	$60	$64	$84	$62
CREDIT CARD		7	8	8	8	7	8	9	23	24	32	35
COMMERCIAL		24	22	24	24	25	23	26	70	74	98	78
CORPORATE		9	12	10	9	11	8	13	31	32	41	29
REAL ESTATE												
CANADA		1	1	1	(2)	1	4	1	3	6	4	3
USA		-	-	-	3	-	(2)	-	-	(2)	1	-
Total Real Estate		*1*	*1*	*1*	*1*	*1*	*2*	*1*	*3*	*4*	*5*	*3*
TREASURY		-	-	-	-	-	-	-	-	-	-	2
OTHER[1]		(6)	(12)	(11)	(1)	6	105	182	(29)	293	292	19
CREDIT CARD SECURITIZATION		(10)	(10)	(11)	(8)	(8)	(8)	(8)	(31)	(24)	(32)	(23)
GENERAL		-	-	-	-	-	(30)	-	-	(30)	(30)	-
Total before Sovereign Risk General Reserve		*45*	*41*	*41*	*53*	*62*	*130*	*245*	*127*	*437*	*490*	*205*
SOVEREIGN RISK GENERAL RESERVE		-	-	-	-	-	-	-	-	-	-	-
Total		*45*	*41*	*41*	*53*	*62*	*130*	*245*	*127*	*437*	*490*	*205*
As a % of loans and BA's											1.12%	0.43%

Note: *The provision for credit losses allocated to each business segment is calculated using the anticipated loss methodology. The difference with actual loan losses is posted in the other segment.*

(1): *Includes a revision of provision estimate of $185 million in Q1 2002.*

CONDENSED CONSOLIDATED BALANCE SHEET

	2003				2002				End Of Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
Assets										
Cash resources		$ 6,596	$ 5,583	$ 6,432	$ 6,864	$ 6,891	$ 8,332	$ 9,058	$ 6,864	$ 5,832
Securities		21,574	21,393	19,184	20,045	18,465	18,219	19,066	20,045	17,926
Loans										
Residential mortgages		13,781	13,144	12,957	12,863	12,492	12,217	12,258	12,863	11,855
Personal and credit cards		5,996	5,905	5,731	5,548	5,711	5,930	5,620	5,548	5,812
Business and government		19,234	19,589	18,477	20,035	19,742	18,368	18,308	20,035	22,684
Securities purchased under reverse repurchase agreements		3,595	3,419	3,426	2,366	2,671	5,162	4,730	2,366	4,041
Total Loans		**42,606**	**42,057**	**40,591**	**40,812**	**40,616**	**41,677**	**40,916**	**40,812**	**44,392**
Customers' liability under bankers' acceptances		3,344	3,128	3,134	2,988	2,773	3,027	3,033	2,988	3,593
Assets held for disposal		19	225	281	313	415	567	610	313	-
Other assets		4,255	3,405	3,503	3,589	3,140	2,848	3,287	3,589	4,223
Total Assets		**$ 78,394**	**$ 75,791**	**$ 73,125**	**$ 74,611**	**$ 72,300**	**$ 74,670**	**$ 75,970**	**$ 74,611**	**$ 75,966**
Liabilities										
Deposits										
Personal		$ 23,501	$ 23,234	$ 23,000	$ 22,607	$ 22,456	$ 22,572	$ 22,388	$ 22,607	$ 21,857
Business and government		23,173	22,741	21,400	22,582	22,607	21,635	22,121	22,582	23,362
Deposit-taking institutions		4,853	4,209	5,530	6,501	6,227	6,879	6,016	6,501	6,217
Total Deposits		**51,527**	**50,184**	**49,930**	**51,690**	**51,290**	**51,086**	**50,525**	**51,690**	**51,436**
Others										
Acceptances		3,344	3,128	3,134	2,988	2,773	3,027	3,033	2,988	3,593
Other liabilities		17,980	16,864	14,309	14,440	12,600	15,012	16,640	14,440	15,174
Subordinated debentures		1,543	1,553	1,581	1,592	1,600	1,630	1,645	1,592	1,647
Total Others		**22,867**	**21,545**	**19,024**	**19,020**	**16,973**	**19,669**	**21,318**	**19,020**	**20,414**
Shareholders' equity										
Preferred shares		375	500	500	300	300	300	400	300	492
Common shares		1,580	1,583	1,633	1,639	1,637	1,628	1,672	1,639	1,668
Contributed surplus		2	-	-	-	-	-	-	-	-
Retained earnings		2,043	1,979	2,038	1,962	1,897	1,987	2,055	1,962	1,956
Total Shareholders' equity		**4,000**	**4,062**	**4,171**	**3,901**	**3,834**	**3,915**	**4,127**	**3,901**	**4,116**
Total Liabilities & Shareholders' Equity		**$ 78,394**	**$ 75,791**	**$ 73,125**	**$ 74,611**	**$ 72,097**	**$ 74,670**	**$ 75,970**	**$ 74,611**	**$ 75,966**
Mortgage securitization		$ 4,205	$ 4,518	$ 4,673	$ 4,729	$ 5,063	$ 5,161	$ 5,153	$ 4,729	$ 5,343
Credit card securitization		$ 900	$ 950	$ 1,000	$ 1,200	$ 950	$ 950	$ 950	$ 1,200	$ 950
Consumer loans securitization		$ 185	$ 235	$ 290	$ 348	$ 417	$ 534	$ 591	$ 348	$ 687
Direct loans securitization		$ 515	$ 515	$ 515	$ 515	$ 515	$ -	$ -	$ 515	$ -
Mutual funds		$ 9,320	$ 9,229	$ 9,415	$ 9,440	$ 5,081	$ 5,279	$ 5,101	$ 9,440	$ 4,808
Securities - excess of market value over book		$ 78	$ 23	$ 9	$ (10)	$ (8)	$ (61)	$ (3)	$ (10)	$ (27)
Number of shares outstanding (000's)		174,507	175,670	181,563	182,596	183,256	185,109	190,500	182,596	190,331
Domestic Gap < 1 year		613	1,279	730	(177)	578	951	4,369	(177)	(191)
> 1 year		2,521	1,827	2,597	3,409	2,587	2,203	(1,178)	3,409	3132

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)(millions of dollars)	2003				2002				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2002	2001
Opening balance		4,062	4,171	3,901	3,834	3,915	4,127	4,116	3,901	4,116	4,116	3,828
Prior period adjustments		-	-	-	-	-	-	-	-	-	-	(77)
Issuance (redemption) of common shares		(3)	(50)	(6)	2	9	(44)	4	(59)	(31)	(29)	15
Issuance of preferred shares		-	-	200	-	-	-	-	200	-	-	-
Redemption of preferred shares, Series 10 and 11		(125)	-	-	-	-	(100)	(92)	(125)	(192)	(192)	-
Net income		162	138	166	135	26	122	146	466	294	429	563
Dividends on common shares		(48)	(47)	(48)	(45)	(43)	(46)	(40)	(143)	(129)	(174)	(156)
Dividends on preferred shares		(6)	(8)	(5)	(4)	(5)	(5)	(7)	(19)	(17)	(21)	(35)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13		-	(1)	-	(1)	-	(1)	-	(1)	(1)	(2)	(2)
Gain (losses) on redemption of subordinated debenture, net of income taxes		-	-	-	-	-	-	-	-	-	-	(28)
Share issuance expenses, net of income taxes		(1)	1	(4)	-	-	-	-	(4)	-	-	-
Unrealized foreign exchange losses, net of income taxes		(1)	(2)	-	-	-	(2)	-	(3)	(2)	(2)	8
Stock options expense		2	-	-	-	-	-	-	2	-	-	-
Premium paid on common shares purchased for cancellation		(42)	(140)	(33)	(20)	(68)	(136)	-	(215)	(204)	(224)	-
Closing balance		4,000	4,062	4,171	3,901	3,834	3,915	4,127	4,000	3,834	3,901	4,116
Shareholders' equity												
Preferred shares		375	500	500	300	300	300	400	375	300	300	492
Common shares		1,580	1,583	1,633	1,639	1,637	1,628	1,672	1,580	1,637	1,639	1,668
Contributed surplus		2	-	-	-	-	-	-	2	-	-	-
Retained earnings		2,043	1,979	2,038	1,962	1,897	1,987	2,055	2,043	1,897	1,962	1,956
Closing balance		4,000	4,062	4,171	3,901	3,834	3,915	4,127	4,000	3,834	3,901	4,116

ASSETS UNDER ADMINISTRATION/ MANAGEMENT

(millions of dollars)

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2003	Total 2002
as at July 31, 2003									
Assets under administration									
Institutional	31,062	4,275	-	453	-	-	-	35,790	36,310
Personal	-	61,202	-	-	-	6,391	-	67,593	59,409
Mutual funds	5,653	7	5,356	-	-	-	-	11,016	11,032
Mortgage loans sold to third parties	-	-	-	-	-	-	4,205	4,205	6,196
Total assets under administration	**36,715**	**65,484**	**5,356**	**453**	**-**	**6,391**	**4,205**	**118,604**	**112,947**
Assets under management									
Personal	2,205	-	-	-	-	-	-	2,205	2,081
Managed portfolios	-	1,511	-	-	10,941	2,061	-	14,513	12,701
Mutual funds	-	-	-	3,964	10,034	-	-	13,998	7,915
Total assets under management	**2,205**	**1,511**	**-**	**3,964**	**20,975**	**2,061**	**-**	**30,716**	**22,697**
Total assets under administration / management	**38,920**	**66,995**	**5,356**	**4,417**	**20,975**	**8,452**	**4,205**	**149,320**	**135,644**

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Altamira	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	2002	2001
as at July 31, 2002									
Assets under administration									
Institutional	31,622	4,688	-	-	-	-	-	36,310	35,080
Personal	-	53,971	-	-	-	5,438	-	59,409	46,263
Mutual funds	5,940	11	5,081	-	-	-	-	11,032	9,736
Mortgage loans sold to third parties	-	1,133	-	-	-	-	5,063	6,196	6,410
Total assets under administration	**37,562**	**59,803**	**5,081**	**-**	**-**	**5,438**	**5,063**	**112,947**	**97,489**
Assets under management									
Personal	2,081	-	-	-	-	-	-	2,081	1,956
Managed portfolios	-	1,200	-	-	9,583	1,918	-	12,701	12,024
Mutual funds	-	-	-	-	7,915	-	-	7,915	6,217
Total assets under management	**2,081**	**1,200**	**-**	**-**	**17,498**	**1,918**	**-**	**22,697**	**20,197**
Total assets under administration / management	**39,643**	**61,003**	**5,081**	**-**	**17,498**	**7,356**	**5,063**	**135,644**	**117,686**

GROSS IMPAIRED LOANS

	2003				2002				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
RETAIL		$35.5	$36.3	$40.9						
SME & AGRIBUSINESS		$36.1	$36.1	$33.1						
		$71.6	$72.4	$74.0	$89.6	$102.6	$138.2	$159.8	$89.6	$251.4
COMMERCIAL		217.0	221.6	233.1	225.3	265.1	258.2	275.7	225.3	398.5
CORPORATE		95.7	84.4	53.9	73.3	166.0	167.0	37.4	73.3	43.5
REAL ESTATE										
-Canada		56.7	59.6	68.6	83.2	74.0	69.6	69.8	83.2	70.4
-United States		-	-	-	-	-	0.4	0.5	-	3.7
Total Real Estate		56.7	59.6	68.6	83.2	74.0	70.0	70.3	83.2	74.1
DISCONTINUED OPERATIONS		-	-	-	-	-	-	-	-	148.7
TREASURY		4.1	4.2	4.5	4.6	4.6	5.2	5.3	4.6	5.3
OTHER		2.0	1.4	2.3	3.1	2.9	8.2	11.5	3.1	10.5
GENERAL ALLOWANCE		-	-	-	-	-	-	-	-	-
PRIVATE RISKS		**447.1**	**443.6**	**436.4**	**479.1**	**615.2**	**646.8**	**560.0**	**479.1**	**932.0**
DESIGNATED COUNTRIES		22.6	23.1	24.3	24.0	24.3	23.3	8.5	24.0	38.2
TOTAL		**$469.7**	**$466.7**	**$460.7**	**$503.1**	**$639.5**	**$670.1**	**$568.5**	**$503.1**	**$970.2**
AS A % OF LOANS AND ACCEPTANCES		**1.0%**	**1.0%**	**1.1%**	**1.1%**	**1.5%**	**1.5%**	**1.3%**	**1.1%**	**2.0%**

	2003				2002				Full Year		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2003	2002	2001
Opening balance		467	460	503	640	670	568	970	503	970	992
Write-off		(37)	(30)	(72)	(154)	(64)	(80)	(332)	(139)	(630)	(367)
Formation		40	37	29	17	34	182	123	106	356	345
Transfert to assets held for disposal		-	-	-	-	-	-	(193)	-	(193)	-
Closing balance		470	467	460	503	640	670	568	470	503	970

NET IMPAIRED LOANS

	2003				2002				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
RETAIL		$17.3	$17.5	$23.5	$59.4	$65.5	$81.6	$95.8		
SME & AGRIBUSINESS		$22.1	$22.5	$19.0						
		$39.4	$40.0	$42.5	$59.4	$65.5	$81.6	$95.8	$59.4	$210.7
COMMERCIAL		114.1	115.6	118.9	97.2	122.7	129.2	143.9	97.2	210.4
CORPORATE		49.8	33.3	19.1	36.1	49.0	53.2	20.0	36.1	14.5
REAL ESTATE										
-Canada		29.4	35.9	44.9	46.0	36.6	39.7	39.0	46.0	29.2
-United States		-	-	-	-	-	-	-	-	2.8
Total Real Estate		29.4	35.9	44.9	46.0	36.6	39.7	39.0	46.0	32.0
DISCONTINUED OPERATIONS		-	-	-	-	-	-	-	-	117.3
TREASURY		0.1	0.1	3.0	3.0	2.8	2.7	2.8	3.0	2.8
OTHER		(2.8)	(0.4)	-	2.2	2.1	4.3	5.6	2.2	3.3
GENERAL ALLOWANCE		(405.0)	(405.0)	(405.0)	(405.0)	(405.0)	(405.0)	(435.0)	(405.0)	(500.0)
PRIVATE RISKS		**(175.0)**	**(180.5)**	**(176.6)**	**(161.1)**	**(126.3)**	**(94.3)**	**(127.9)**	**(161.1)**	**91.0**
DESIGNATED COUNTRIES		2.7	1.7	1.9	1.9	1.9	1.9	-	1.9	-
TOTAL		**$(172.3)**	**$(178.8)**	**$(174.7)**	**$(159.2)**	**$(124.4)**	**$(92.4)**	**$(127.9)**	**$(159.2)**	**$ 91.0**
AS A % OF LOANS AND ACCEPTANCES		**-0.4%**	**-0.4%**	**-0.4%**	**-0.4%**	**-0.3%**	**-0.2%**	**-0.3%**	**-0.4%**	**0.2%**

Real Estate	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
CANADA		$521.0	$501.0	$460.0	$475.0	$448.0	$433.0	$446.0
UNITED STATES		54.0	59.0	66.0	69.0	69.0	93.0	107.0
GROSS TOTAL		**575.0**	**560.0**	**526.0**	**544.0**	**517.0**	**526.0**	**553.0**
ALLOWANCE FOR LOAN IMPAIRMENT								
- CANADA.		27.3	23.7	23.7	37.2	37.4	29.9	30.8
- U.S.A.		-	-	-	-	-	0.4	0.5
ALLOWANCE FOR LOAN IMPAIRMENT		**27.3**	**23.7**	**23.7**	**37.2**	**37.4**	**30.3**	**31.3**
NET	**$-**	**$547.7**	**$536.3**	**$502.3**	**$506.8**	**$479.6**	**$495.7**	**$521.7**

Telecom	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cable		$131	$136	$117	$126	$122	$119	$110
% investment grade		*42.75%*	*41.18%*	*29.06%*	*31.75%*	*29.76%*	*30.87%*	*24.73%*
% non-investment		*57.25%*	*58.82%*	*70.94%*	*68.25%*	*70.24%*	*69.13%*	*75.27%*
% of loans and BA's		*0.31%*	*0.33%*	*0.29%*	*0.30%*	*0.30%*	*0.30%*	*0.28%*
Wireless and Wireline		92	104	162	152	244	243	366
% investment grade		*21.74%*	*30.77%*	*24.69%*	*25.66%*	*42.46%*	*36.41%*	*63.21%*
% non-investment		*78.26%*	*69.23%*	*75.31%*	*74.34%*	*57.54%*	*63.59%*	*36.79%*
% of loans and BA's		*0.22%*	*0.25%*	*0.40%*	*0.37%*	*0.60%*	*0.61%*	*0.93%*
Total		223	240	279	278	366	362	476
% investment grade		*34.08%*	*36.67%*	*26.52%*	*28.42%*	*38.22%*	*34.59%*	*54.32%*
% non-investment		*65.92%*	*63.33%*	*73.48%*	*71.58%*	*61.78%*	*65.41%*	*45.68%*
% of loans and BA's		*0.53%*	*0.57%*	*0.69%*	*0.67%*	*0.90%*	*0.91%*	*1.21%*

Electric Power and Power Generation	2003				2002			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Regulated Utilities		$30	$11	$2	$2			
% investment grade		*100.00%*	*100.00%*	*100.00%*	*100.00%*			
% non-investment		*0.00%*	*0.00%*	*0.00%*	*0.00%*			
% of loans and BA's		*0.07%*	*0.03%*	*0.00%*	*0.00%*			
Generation Projects with PPA's		156	137	160	178			
% investment grade		*27.56%*	*39.42%*	*19.38%*	*37.64%*			
% non-investment		*72.44%*	*60.58%*	*80.63%*	*62.36%*			
% of loans and BA's		*0.37%*	*0.33%*	*0.40%*	*0.43%*			
Other Generation Projects		29	34	18	29			
% investment grade		*41.38%*	*47.06%*	*55.56%*	*34.48%*			
% non-investment		*58.62%*	*52.94%*	*44.44%*	*65.52%*			
% of loans and BA's		*0.07%*	*0.08%*	*0.04%*	*0.07%*			
Total		215	182	180	209			
% investment grade		*39.53%*	*44.51%*	*23.89%*	*37.80%*			
% non-investment		*60.47%*	*55.49%*	*76.11%*	*62.20%*			
% of loans and BA's		*0.51%*	*0.44%*	*0.45%*	*0.50%*			

	2003				2002			
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity		$3,622	$3,562	$3,671	$3,601	$3,534	$3,615	$3,727
Non-cum. preferred shares, permanent		375	500	500	300	300	300	400
Non-controlling interest		3	3	2	19	18	17	18
Innovative instruments		421	430	456	467	475	471	476
Less: goodwill		660	660	660	661	352	284	284
Total Tier I		**$3,761**	**$3,835**	**$3,969**	**$3,726**	**$3,975**	**$4,119**	**$4,337**
Tier II capital								
Cumulative preferred shares		$-	$-	$-	$-	$-	$-	$-
Bank debentures		1,470	1,478	1,505	1,524	1,540	1,570	1,585
General provision		347	341	340	341	341	338	341
Total Tier II		**$1,817**	**$1,819**	**$1,845**	**$1,865**	**$1,881**	**$1,908**	**$1,926**
Other deductions		243	243	251	296	297	407	431
TOTAL CAPITAL		**$5,335**	**$5,411**	**$5,563**	**$5,295**	**$5,559**	**$5,620**	**$5,832**
Risk-adjusted balance sheet items								
Cash resources		$1,303	$1,186	$1,333	$1,421	$1,405	$1,702	$1,915
Securities		2,706	2,659	2,947	2,336	2,213	2,215	2,433
Mortgage loans		4,343	4,039	4,108	3,971	3,787	3,601	3,634
Other loans		19,064	19,639	18,645	19,818	20,683	19,733	19,530
Other assets		5,915	5,376	5,330	5,117	4,568	4,900	4,935
Total Risk-adjusted balance sheet items		**$33,331**	**$32,899**	**$32,363**	**$32,663**	**$32,656**	**$32,151**	**$32,447**
Risk-adjusted off-balance sheet items								
Commitments to extend credit								
L/G, L/C and trans.-related contingent		641	866	918	750	802	984	816
Commitments to extend credit		3,914	3,651	3,957	3,873	3,901	3,961	4,086
Interest rate contracts		115	115	145	161	119	101	110
Foreign exchange contracts		209	217	183	221	283	261	322
Equity-linked contracts		136	109	92	96	51	68	85
Commodity		72	80	101	65	64	58	57
Total Risk-adjusted off-balance sheet items		**$5,087**	**$5,038**	**$5,396**	**$5,166**	**$5,220**	**$5,433**	**$5,476**
Risk-adjusted market risk items		$1,242	$1,124	$1,193	$1,149	$1,164	$1,086	$1,061
TOTAL RISK-ADJUSTED ASSETS		**$39,660**	**$39,061**	**$38,952**	**$38,978**	**$39,040**	**$38,670**	**$38,984**
Risk-adjusted ratios								
Tier I		9.5%	9.8%	10.2%	9.6%	10.2%	10.7%	11.1%
Total		13.5%	13.9%	14.3%	13.6%	14.2%	14.5%	15.0%

(millions of dollars)

	2003				2002				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001
FOREIGN EXCHANGE RELATED CONTRACTS										
Swaps		33,417	38,000	32,996	41,174	41,789	41,438	43,935	41,174	31,278
Options - purchased		7,370	5,642	6,261	7,607	7,366	6,246	8,374	7,607	9,636
- sold		7,748	4,964	5,605	7,096	7,667	5,305	7,593	7,096	8,075
Futures		5,683	6,862	7,368	7,340	7,567	6,855	8,877	7,340	8,854
Total Notional Amount		*54,218*	*55,468*	*52,230*	*63,217*	*64,389*	*59,844*	*68,779*	*63,217*	*57,843*
Replacement cost (1)		451	445	267	314	430	302	419	314	538
Future credit risk		440	436	415	502	517	490	614	502	602
Credit equivalent (2)		892	880	682	815	947	792	1,033	815	1,141
Risk-weighted equivalent		209	217	183	221	283	261	322	221	374
INTEREST RATE RELATED CONTRACTS										
Swaps		84,595	93,448	70,539	67,820	63,871	69,890	72,202	67,820	64,011
Options - purchased		48,728	43,203	34,197	33,917	33,988	35,239	31,786	33,917	30,351
- sold		50,337	47,397	44,494	59,700	31,929	35,669	40,629	59,700	53,561
Futures		5,166	3,606	3,663	8,561	2,962	5,727	5,004	8,561	4,531
Total Notional Amount		*188,826*	*187,654*	*152,893*	*169,998*	*132,750*	*146,525*	*149,621*	*169,998*	*152,454*
Replacement cost (1)		471	479	560	579	458	314	354	579	392
Future credit risk		174	165	151	140	134	128	125	140	112
Credit equivalent (2)		645	643	712	720	592	442	479	720	504
Risk-weighted equivalent		115	115	145	161	119	101	109	161	106
FINANCIAL FUTURES										
Total Notional Amount		*20,007*	*22,123*	*14,890*	*14,273*	*9,939*	*16,762*	*13,286*	*14,273*	*17,520*
EQUITY AND COMMODITY CONTRACTS										
Total Notional Amount		*12,924*	*7,816*	*11,111*	*5,044*	*3,621*	*4,086*	*13,901*	*5,044*	*7,759*
Replacement cost (1)		310	347	411	345	104	130	143	345	133
Future credit risk		523	346	269	257	249	231	690	257	325
Credit equivalent (2)		833	693	679	602	353	361	833	602	458
Risk-weighted equivalent		208	189	193	161	116	127	143	161	148
TOTAL DERIVATIVES										
Total Notional Amount		*275,975*	*273,061*	*231,124*	*252,532*	*210,699*	*227,217*	*245,587*	*252,532*	*235,576*
Replacement cost (1)		1,232	1,271	1,238	1,238	992	746	916	1,238	1,063
Future credit risk		1,137	947	835	899	900	849	1,429	899	1,039
Credit equivalent (2)		2,370	2,216	2,073	2,137	1,892	1,595	2,345	2,137	2,103
Risk-weighted equivalent		532	521	521	543	518	489	574	543	628

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2003				2002			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)		A1	A1	A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)		A	A	A	A	A	A	A
DBRS (Debentures)		A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)		A+	A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Information								
High		$ 37.41	$ 35.15	$ 33.10	$ 32.50	$ 33.73	$ 34.93	$ 30.07
Low		$ 34.55	$ 31.26	$ 29.95	$ 27.00	$ 29.01	$ 29.14	$ 24.70
Close		$ 35.38	$ 34.90	$ 31.76	$ 29.39	$ 31.60	$ 33.40	$ 30.00
Number of registered shareholders		27,997	28,189	28,402	28,549	28,750	29,101	29,476
Valuation								
Market Capitalization (in millions of $)		$ 6,174	$ 6,131	$ 5,766	$ 5,366	$ 5,791	$ 6,183	$ 5,715
P/E Ratio (Trailing 4 Quarters)		11.02	14.30	13.63	13.48	14.50	12.10	10.60
Market price/Book value		1.70	1.72	1.57	1.49	1.64	1.71	1.53
Dividend payout (trailing 4 quarters)		32.40%	40.98%	42.06%	42.66%	41.28%	31.52%	29.68%
Dividend yield (annualized)		3.17%	2.98%	3.27%	3.27%	3.04%	2.87%	2.80%

The Common Shares of the Bank as well as the First Preferred , Series 13, and Series 15 are listed on the Toronto stock exchange.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follow:

	Ticker Symbol	Newspaper Abbreviations Toronto
Common Shares	**NA**	**National Bk**
First Preferred Shares		
Series 13	NA.PR.J	Natl Bk 13
Series 15	NA.PR.K	Natl Bk 15


VaR - Global Trading - Q2 2003 to Q3 2003
(Maximum 1-day loss at 99%)
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1-May-03
8-May-03
15-May-03
22-May-03
29-May-03
5-Jun-03
12-Jun-03
19-Jun-03
26-Jun-03
3-Jul-03
10-Jul-03
17-Jul-03
24-Jul-03
31-Jul-03